September 10, 2010
Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Your Letter of September 10, 2010
Bio-Matrix Scientific Group, Inc
File No. 000-32201

Dear Mr. Thompson :

We received your letter regarding our failure to respond to your letter of August 9, 2010. We have responded as follows:

Form 10-K for the Fiscal Year ended September 30, 2009

Items 1 and 2:

On August 17, 2010 Bio Matrix Scientific Group, Inc. (“Company”) filed Amendment No. 2 on Form 10K/A for the fiscal year ended September 30, 2009 (“Amendment No. 2”.)

http://www.sec.gov/Archives/edgar/data/1079282/000139390510000461/biomx_10ka2.htm

Amendment No 2  amended Item 9A. as follows:

“Item 9A. Controls and Procedures.

Our management is responsible for establishing and maintaining an adequate system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).

Our internal controls over financial reporting includes those policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, no absolute, assurance that the objectives of the control systems are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.  Because of the inherent limitation in a cost effective control system, misstatements due to error or fraud may occur and not be detected.  We will conduct periodic evaluations of our internal controls to enhance, where necessary, our procedures and controls.

Our Chief Executive Officer and Acting Chief Financial Officer, has  conducted  an assessment, including testing of the effectiveness of our internal controls over financial reporting as of April 30, 2010.  Management’s assessment of internal controls over financial reporting was based on the framework in  Internal Control over Financial Reporting – Guidance for Smaller Public Companies (2006) issued by the Committee of Sponsoring Organizations of the Treadway Commission. David Koos, our Chief Executive Officer and Acting Chief Financial Officer who is also our principal executive officer and principal financial officer,   evaluated our  system of internal controls over financial reporting and  concluded that our system of internal controls over financial reporting was effective as of September 30, 2009.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

There have not been any changes in the Company’s internal control over financial reporting during the fiscal quarter  ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.”

Item 3:

As your comment in Item 3 referred to future filings the Company believed no further action was requested. If that is incorrect, please advise the Company  accordingly.

Item 4.

The written consent requested was filed as Exhibit 23.4 to Post Effective Amendment No. 2 to FORM S-8 on August 18, 2010

Link to Filing:
http://www.sec.gov/Archives/edgar/data/1079282/000139390510000465/0001393905-10-000465-index.htm

Link to Exhibit 23.4

http://www.sec.gov/Archives/edgar/data/1079282/000139390510000465/biom_ex23-4.htm

Item 5

As your comment in Item 5 referred to future filings the Company believed no further action was requested. If that is incorrect, please advise the Company accordingly.

Thank you for your kind assistance and the courtesies that you have extended to assist the Company in complying with applicable disclosure requirements. Any additional questions may be directed to the undersigned.

Sincerely,

/s/ David R. Koos
David R. Koos
Chairman & CEO
Bio-Matrix Scientific Group Inc.